UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Zivo Bioscience, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

98978N 101
(CUSIP Number)

Laith Yaldoo c/o HEP Investments LLC 2804 Orchard Lake Rd., Suite 205, Keego Harbor, MI 48302
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   X ..

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

.

SCHEDULE 13D

CUSIP No.	98978 N 101

1	NAMES OF REPORTING PERSONS HEP Investments, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 45-3135062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) . (b) .
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
.
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
90,487,116 (See Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
90,487,116 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,487,116 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.1% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

SCHEDULE 13D

CUSIP No.	98978 N 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Laith Yaldoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) . (b) .
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
.
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
90,487,116 (See Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
90,487,116 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,487,116 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.1% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.

Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value (the “Common Stock”), of Zivo Bioscience, Inc., a Michigan corporation (the “Company” or the “Issuer”). The Company’s principal executive offices are located at 2804 Orchard Lake Rd., Suite 202, Keego Harbor, MI 48302.

Item 2.

Identity and Background

(a), (b), (c) and (f). This Statement is being filed by HEP Investments LLC, a Michigan limited liability company (“HEP Investments”) and Laith Yaldoo (“Yaldoo” and together with HEP Investments, the “Reporting Persons”). Yaldoo is the manager and controlling member of HEP Investments. The Reporting Persons’ principal executive and business office is 2804 Orchard Lake Rd., Suite 202, Keego Harbor, MI 48302. Yaldoo is a citizen of the United States.

The principal business of HEP Investments is to make, hold and dispose of investments. The principal business of Yaldoo is to manage HEP Investments and a number of affiliated entities with similar businesses.

(d) and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Considerations

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 90,487,116 shares of which 80,823,491 shares are issuable upon conversion of certain promissory notes (including accrued interest) delivered to HEP Investments by the Company and 6,784,470 shares are issuable upon the exercise of warrants issued to HEP Investments by the Company. The purchase price was paid by HEP Investments from its working capital.

Item 4.

Purpose of Transaction

On December 31, 2015, the Issuer delivered a Seventh Amended and Restated Senior Secured Convertible Promissory Note to HEP Investments which is convertible into shares of common stock of the Issuer in accordance with the terms set forth therein, and is attached as Exhibit A (the “Convertible Note”).

HEP Investments acquired the shares, the convertible notes and the warrants for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may advance additional amounts to the Issuer as convertible debt or dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure;

(g)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

 (h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

The following disclosure assumes that there are 132,674,276 shares of the Common Stock outstanding as of as March 29, 2016 as reflected in the Issuer’s Form 10-K for the fiscal year ended December 31, 2015.

(a)

For purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own 90,487,116 shares of the Common Stock, representing 41.1% of the Issuer’s outstanding Common Stock, assuming that the Convertible Note is convertible at the conversion prices set forth in the Convertible Note and the warrants are exercisable at the prices set forth therein. Certain persons have acquired participation interests in such debt and none of these persons, individually, owns an interest in more than 5% of the Issuer’s Common Stock, except for Christopher D. Maggiore, who owns more than a 5% interest in the Issuer’s Common Stock. Mr. Yaldoo is filing solely in his capacity as the manager and controlling member of HEP Investments. Mr. Yaldoo disclaims beneficial ownership of the securities owned by HEP Investments, except to the extent of his pecuniary interest therein. The extent of such pecuniary interest cannot be determined at this time.

(b)

By virtue of the relationships described in Item 2(a) above, each of HEP Investments and Mr. Yaldoo may be deemed to have shared voting and dispositive power with respect to 90,487,116 shares of the Common Stock.

(c)

During the past 60 days, none of the Reporting Persons has effected any transactions relating to the shares of Common Stock.

(d)

To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by it.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As set forth in Item 4.

Item 7.

Material to Be Filed as Exhibits

1.

Exhibit A - Seventh Amended and Restated Senior Secured Convertible Promissory Note date December 31, 2015 delivered by the Issuer to HEP Investments and filed by the Issuer on January 7, 2016 as Form 8-K - Exhibit 10.36.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2016
Dated
HEP INVESTMENTS LLC By: /s/ Laith Yaldoo
Name: Laith Yaldoo Title: Manager LAITH YALDOO By: /s/ Laith Yaldoo
Name: Laith Yaldoo

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).